EXHIBIT 99.1

CBD Energy Limited Appoints New U.S. Director

NEW YORK, February 24, 2014 – CBD Energy, Ltd. (OTCBB: CBDNF)(“CBD”, the “Company”) is pleased to announce the appointment of William C. Morro to its Board of Directors and as its Audit Committee Chair. Mr. Morro brings to CBD three decades of senior executive and board experience with more than 20 companies, both public and private, in which he has been a direct investor.

Mr. Morro is a Managing Partner of the InterAmerican Group, a U.S. investment and advisory firm focused primarily on middle-market businesses with cross-border operations in North America and/or Latin America. Prior to joining InterAmerican in 2001, Mr. Morro headed private equity business units for BMO Group and Heller Financial and was a Principal and shareholder of the international management consulting firm, Cresap, McCormick & Paget until shortly after its acquisition by Towers, Perrin. He holds an undergraduate degree from Dartmouth College and a Masters degree from the Kellogg Graduate School of Management at Northwestern University.

“Bill’s knowledge of the capital markets and U.S. regulatory framework has been invaluable in our transition from being an ASX listed Company to being registered and trading in the United States”, stated Gerry McGowan, Chairman and Managing Director of CBD. “He is a welcome addition to CBD’s board and I anticipate that his prior experience in guiding mid-market businesses to attain scale and build shareholder value will greatly benefit our management team and the Company going forward”, Mr. McGowan added.

Mr. Morro commented, “The renewable energy segments in which CBD participates are growing rapidly worldwide and are highly fragmented, a combination of circumstances that occurs infrequently and is favorable to CBD as a smaller company. With its strong track record of delivering successful projects and the capital markets access afforded it as a U.S. public company, CBD has extraordinary opportunities to grow and profit in its served markets. I am excited by the challenge and to be associated with the CBD team.”

About CBD Energy Limited

Established in 1989, CBD Energy (OTC: CBDNF) is a diversified renewable energy company, and a global leader in solar installations.  Powered by a management team with deep experience in the energy sector and strong engineering capabilities, CBD’s focuses on the integration of solar installations for residential, commercial and industrial and small utility-scale applications in three principal markets - Australia, the USA and UK and wind projects in Australia.

Headquartered in Sydney, with principal regional offices in London and New York, CBD has completed projects in numerous countries across four continents including, Australia, Fiji, Germany, Italy, New Zealand, the UK and the USA.  The company has installed more than 17,000 residential systems and developed large renewable energy projects such as the 107MW wind farm in Taralga, NSW.

CBD markets its residential and commercial solar installations under the WESTINGHOUSE® trademark pursuant to an exclusive, long-term worldwide license which includes the trade name “Westinghouse Solar.”

For more information please visit www.cbdenergy.com & www.westinghousesolar.com

Forward-Looking and Cautionary Statements — Safe Harbor

This press release contains "forward-looking" statements.  Such forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words "plan," "believe," "expect," "anticipate," "intend," "estimate," "project," "may," "would, "will,” "could," "should," "seeks," or "scheduled to," or other similar words, or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions.  The forward-looking statements in this release include CBD’s expectations about future growth, profitability and competitive position.  Such forward-looking statements are subject to various risks, such as the emergence of dominant competitors in some or all company-served markets, changes in expected growth rates in those markets, margin compression arising from intense competition and ineffectiveness of board processes to successfully guide CBD’s evolution, as well as those set forth in the Company’s most recent Form 20-F as filed with the U.S. Securities and Exchange Commission. Forward-looking statements involve assumptions, estimates, and uncertainties that reflect current internal projections, expectations or beliefs and CBD’s future financial condition and results of operations, as well as any forward-looking statements, are subject to change. CBD cautions investors that any forward-looking statements made by CBD are not guarantees or indicative of future performance. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.    All forward-looking statements contained in this press release are qualified in their entirety by these cautionary statements and the risk factors described above. Furthermore, all  such statements are made as of the date this release and CBD assumes no obligation to update or revise these statements unless otherwise required by law.

Contact:	Gerry McGowan	James Greer	Robert Woods
	Executive Chairman	SVP USA & UK	CEOcast, Inc.
	CBD Energy Limited	CBD Energy Limited
	+61 419 717 717	+1 917 714 4791	+1 212 732 4300
	gerrymcgowan@cbdenergy.com.au	james.greer@cbdenergy.com.au	rwoods@ceocast.com